Form 20-F
period 2002-10-06
LIQUIDATION WORLD INC
filed 2003-04-16
CIK 1010473

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street NW

Washington, D.C. 20549

FORM 20-F

[ ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES  EXCHANGE ACT OF 1934

        For the fiscal year ended             October 6, 2002

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ____________________ to ____________________

Commission file number

Liquidation World Inc.

(Exact name of Registrant as specified in its charter)

n/a

(Translation of Registrant's name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

3900 - 29th Street N.E., Calgary, Alberta, Canada, T1Y 6B6

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class                            Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares

 (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

     8,538,756       Common Shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days.

___X___ Yes_______ No

Indicate by check mark which financial statement item the registrant has elected to follow.

___X___ Item 17________ Item 18

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

______ Yes_________ No

EXCHANGE RATE

All dollar amounts set forth in this registration statement are expressed in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the rate of exchange for one Canadian dollar, expressed in U.S. currency, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York:

Exchange rate of $CAD1.00 expressed in $USD	Year ended
	October 6, 2002	October 7, 2001	October 1, 2000	October 3, 1999	October 4, 1998
End of period	0. 6399	0.6400	0.6636	0.6791	0.6450
Average	0.6356	0.6512	0.6792	0.6654	0.6886
High	0. 6619	0.6697	0.6969	0.6891	0.7290
Low	0. 6200	0.6330	0.6629	0.6423	0.6341

On February 7, 2003, the noon buying rate for $1.00 Canadian was $0.6572 United States.

TABLE OF CONTENTS

Notes: A.

Pursuant to General Instructions E(c) of Form 20-F the Registrant has elected to provide the financial statements and related information specified in Item 17.

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

ITEM 3.

KEY INFORMATION

ITEM 3.A.

SELECTED FINANCIAL DATA

The following table sets out selected financial data for Liquidation World Inc. ("Liquidation World" or the "Company") for the last five fiscal years  (in Canadian dollars; as of February 7, 200 3, $CAD 1.00 = $USD 0. 6572):

Years ended
	Oct. 6, 2002	Oct. 7, 2001	Oct. 1, 2000	Oct. 3, 1999	Oct. 4, 1998
Sales ($ 000’s)	$ 174,520	$ 183,400	$ 160,639	$ 148,958	$ 134,691
Net earnings ($ 000’s)	$ 2,205	$ 6,981	$ 6,298	$ 5,060	$ 5,794
Net earnings per Common Share Sha (1) Basic Fully Diluted	$ 0.26 $ 0.25	$ 0.83 $ 0. 81	$ 0.76 $ 0.75	$ 0.62 $ 0.59	$ 0.73 $ 0.69
Total assets, end of period ($ 000’s)	$ 62,717	$ 57,985	$ 57,713	$ 50,389	$ 46,369
Net Assets ($000's)	$ 54,902	$ 52,355	$ 44,812	$ 38,382	$ 32,875
Share Capital ($000's)	$ 15,971	$ 15,465	$ 14,903	$ 14,771	$ 14,324
Number of Shares (1)	8,538,756	8,485,896	8,312,120	8,244,160	8,065,020
Cash Dividends Declared per Common Share	Nil	Nil	Nil	Nil	Nil
Exchange Rates (of $1.00 CAD expressed in $USD) -at end of period -average during period -high -low	$ 0.6399 0.6356 0.6619 0.6200	$ 0.6400 0.6512 0.6697 0.6330	$ 0.6636 0.6792 0.6969 0.6629	$ 0.6791 0.6654 0.6891 0.6423	$ 0.6450 0.6886 0.7290 0.6341

       Notes:     (1)  Share and per share information has been adjusted retroactively giving effect to the 2 for 1 share  subdivision effective April 14, 1998.

              (2)  This schedule  was prepared  in accordance with  Canadian  generally accepted  accounting  principles, which  differ in some respects from accounting principles generally accepted in the U.S.  (See note 10 to the Financial Statements).

The following table sets out the high and low exchange rates of $1.00 CAD expressed in $USD for the final six months of fiscal 2002:

	September	August	July	June	May	April
High	$ 0. 6433	$ 0. 6442	$ 0.6603	$ 0.6619	$ 0.6547	$ 0.6397
Low	$ 0. 6304	$ 0.6264	$ 0.6297	$ 0.6452	$ 0.6366	$ 0.6252

ITEM 3.B.

CAPITALIZATION AND INDEBTEDNESS

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

ITEM 3.C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

ITEM 3.D.

RISK FACTORS

The Company's financial statements are prepared on the basis of historical dollars and as such do not reflect the cumulative effects of increasing costs and changes in purchasing power in the dollar.

Inflation has not been a significant factor for the Company as inflation rates since the Company's inception in 1986 have been very low.  Since the Company deals in many different consumer products and the majority of the Company's assets are short term assets (89.5% at October 6, 2002), inflation will tend to affect the Company's revenues similarly to its expenses and have only a limited impact on the operations and results of Liquidation World.  The return on investment of temporary cash surpluses and the cost of borrowing money are related to a Canadian bank prime rate ( 4.5% at October 6, 2002).  Government monetary policy and domestic politics affects this rate and consequently the Company's interest income and expense.

Revenues of Liquidation World are driven by inventories available for sale.  Since all merchandise acquired for resale is from distress situations, the Company is reliant on external factors for sources of inventory. Difficult economic times cause increases in bankruptcies and restructuring as a source of supply. However, since the Company's revenue depends on the ultimate disposal of the merchandise to the consumer, sales during difficult economic times may be depressed and the Company may experience competitive pressures from other retailers as they lower prices to move merchandise ..  Good economic times increase manufacturer buybacks of competitor products, product trials, packaging changes and the willingness of holders of surplus merchandise to deal with their inventory problems. Also, improved business conditions increase volumes of transported merchandise that increase the incidence of damaged freight, which is sold through Liquidation World outlets.  The Company liquidates other insurance claims resulting from fires, earthquakes, floods, hurricanes and other situations, which do not occur with any regularity.

The growth of the Company is dependent on the ability of management to secure new locations (and retain existing locations at the end of lease terms) with lease rates sufficiently low to help ensure the profitability of the location.  If a situation arises across many of the Company's markets where vacancies for suitable locations are low, growth may be unfavourably impacted.

Liquidation World's results are also dependent on consumer tastes and preferences.  During the 1970's and much of the 1980's there was a stigma associated with shopping at off price retailers. However, with more limited purchasing power as a result of economic conditions and changing values (i.e. a shift towards savings), consumers in general are attempting to save money by shopping at stores like Liquidation World and discount merchandisers.  A return to 1970's social values with respect to shopping practices and preferences would have an uncertain impact on Liquidation World revenues.

The Company does not invest in any market sensitive instruments for trading purposes.  Market risk exposure is limited to foreign exchange fluctuations and changes in interest rates.

The Company was a net borrower of funds and paid interest totaling $ 7,000 in the first quarter of fiscal 2002. During the final 3 quarters of fiscal 2002, the Company was net cash positive and earned interest total ing $21,000.  A 20% increase in interest rates would have lead to an increase in interest expense of $1,400 and a reduction in G & A of $4,200.  Such an increase would increase net earnings by $1,680 after increasing income tax expense by $1,120.

The Company reports its financial results in Canadian dollars and its exposure to foreign currency fluctuations is limited to such fluctuations in the U.S. dollar relative to the Canadian dollar.  Approximately 20.6% of the Company's business is conducted in U.S. dollars.  Accordingly, from a U.S. resident's perspective, the Company's U.S. operations reduce the overall exposure to fluctuations between the Canadian dollar and the U.S. dollar compared to the scenario if the Company had no operations conducted in U.S. dollars.  The Company has net current assets total ing approximately USD $14 million that, according to generally accepted accounting principles, are marked to market at the close of each accounting period.

ITEM 4

INFORMATION ON THE COMPANY

ITEM 4.A.

HISTORY AND DEVELOPMENT OF THE COMPANY

Liquidation World was incorporated under the Business Corporations Act (Alberta) on December 4, 1986 under the name Deerbrook Investments Ltd.  The Company's name was changed to Liquidation World Inc. on March 24, 1988.  Effective March 31, 1988, the Company acquired all of the shares of Liquidation World Ltd., which had commenced its business October 1, 1986.  On September 30, 1988, the Company and Liquidation World Ltd. amalgamated under the name Liquidation World Inc.  As a result of the acquisition and amalgamation, the Company acquired the business operations of Liquidation World Ltd. which, at that time, consisted of a 28,000 square foot outlet in Calgary, Alberta.  The Company has since expanded the square footage of that outlet and has added 98 other outlets in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Idaho, Alaska, Washington, Montana and Texas.  The Home Office and registered office of the Company is located at 3880 - 29th Street N.E., Calgary, Alberta, T1Y 6B6. References herein to the operations of the Corporation prior to March 31, 1988 refer to the combined operations of Liquidation World Ltd. and Deerbrook Investments Ltd., however Deerbrook Investments Ltd. was inactive.

From its first location in Calgary, the Company expanded to Edmonton in fiscal 1988 and to Vancouver and Surrey in fiscal 1989.  Expansion continued with the addition of one outlet in fiscal 1990, two in fiscal 1991 (net of one closed), four in fiscal 1992, four in fiscal 1993, eight (net of one closed) in fiscal 1994, seven (net of one closed) in fiscal 1995, ten in fiscal 1996, nineteen (net of one closed) in fiscal 1997, nine (net of nine closed) in fiscal 1998, seven (net of five closed) in fiscal 1999, thirteen (net of eight closed) in fiscal 2000, none (net of five closed) in fiscal 2001, ten (none closed) in fiscal 2002, and two (five will be closed within 30 days) to date in fiscal 2003.

ITEM 4.B.

BUSINESS OVERVIEW

Liquidation World is engaged in the marketing of consumer and business related merchandise acquired from bankruptcies, receiverships, close-outs, inventory overruns, insurance claims and other distress situations.  The Company markets to the public by retail sales through 9 9 leased outlets in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, Canada as well as the states of Idaho, Washington, Alaska, Montana and Texas.  The three outlets in Texas, one outlet in British Columbia and one in Ontario will be closed in the second quarter of fiscal 2003.  In addition, weekly unreserved auctions are held in the Calgary North and Edmonton West outlets.  The Company also conducts sales for receivers, trustees in bankruptcy and others at sites other than its outlets and has operated temporary outlets.  The Company purchases merchandise for resale and, in certain situations sells goods on consignment.

All Liquidation World outlets are leased by the Company and most are stand alone buildings intended to be destination shopping locations.  Several are former warehouses and have a "warehouse atmosphere" with floor to ceiling shelving in open sales areas.  Others are former food floors, mall outlets, mall anchors, stand-alone buildings and some are in strip plazas.  Fixtures from outlet to outlet and even within each outlet are inconsistent as all shelving, checkout stands, wall displays, bins and showcases have been acquired from distress situations.

Unlike most retail outlets, the Company does not stock a regular line of merchandise.  The Company purchases large quantities of goods at a discount to wholesale prices.  Corporate buyers located in Calgary, Edmonton, Vancouver, Toronto, Spokane and Seattle examine opportunities presented to the Company by receivers, trustees in bankruptcy, insurance companies, manufacturers with excess manufacturing capacity, wholesalers, retailers with returned merchandise, freight companies with damaged goods, and companies reducing inventories.  Generally, the purchases are on a one-time basis, however, the Company has developed relationships with various distributors and manufacturers to buy excess merchandise which may become available from time to time.  As a result, the merchandise content of the Company's outlets varies from time to time and from outlet to outlet.  The Company generally purchases from North American sources but has purchased distress inventory from Asian factories and distributors.

The merchandise, while varied and inconsistent, is priced competitively.  Brand name merchandise is preferred and "seconds" or damaged goods are avoided except when remaining inventories are purchased from a company going out of business, in which case, Liquidation World may acquire the full inventory which in many cases includes fixtures and other business assets.

The distress liquidation business offers vendors an opportunity to dispose of unwanted merchandise in larger quantities than are generally possible through their own retailing efforts.  However, vendors of brand name goods are sometimes concerned that their goods are being "liquidated" and being sold at discount prices in an area which may compete with their own distribution channels.  Accordingly, the Company does not advertise specific brand names unless requested to do so by the vendor and will agree to sell merchandise outside of a vendor's own retail area if requested.

In addition to its retail operations, the Company also conducts weekly auctions at an outlet in each of Calgary and Edmonton.  The auctions are an essential component of the liquidation business and allows the Company to be a full service liquidator, able to dispose of any and all business assets since some assets are not conducive to normal retail sales (for example, used fixtures or used office equipment).  The auctions are also the best means of clearing the final balance of an inventory deal.  All deals must be brought to an end in due course and the most efficient means of disposing of shop worn or defective merchandise (due to the nature of the business, there is often no supplier to guarantee the product) is through the auction.

In addition to weekly auctions the Company also holds periodic auctions at its other outlets when there is sufficient stock to do so.  The Company also conducts auctions at the site of defunct businesses rather than move and store the assets.

Liquidation World acquired 50% of Product Management Canada Inc. ("PMC") in November 1999 for $450,000.  PMC specializes in providing reverse logistics services to manufacturers, wholesalers and distributors of a wide variety of products.  Reverse logistics is the process of moving goods from their typical final destination for the purpose of capturing value through activities like refurbishing, redistribution, recycling and secure disposal.

PMC's clients now have an option to recover revenue from product switch outs, packaging changes and other items that are not suitable for traditional distribution channels.  Clients may direct product from their own facilities or from PMC's warehouse to specific areas of Liquidation World's retail network and take advantage of Liquidation World's policy of no brand name advertising to avoid market cannibalization.

North American Solutions Inc.(“NAS”) was established in 2000 to be the upstream marketing arm of the Company and other complimentary companies, which have since abandoned their financial interests and participation.  The Company remains the sole shareholder of NAS.  NAS had very limited activity during fiscal 2002.

In 2001, the Company extended its liquidation services to include on-sight Going Out of Business (“GOB”) sales management.  GOB sales are conducted from the retail locations where inventory is situated.  In some cases and where it is possible, GOB sales offer the greatest return to a client, as merchandise does not attract handling and transportation costs associated with moving product to an alternate sale location.  These services are offered through Liquidation World Enterprises Inc (“LWE”).

On March 8, 2002, the Company incorporated Liquidation World U.S.A. Holding Corp (“USA Holding”) and transferred its holdings in Liquidation World USA Inc. to USA Holding.  Liquidation World USA Inc. then transferred its holding in LWE and NAS to USA Holding.

On March 18, 2002, the Company acquired Clear Thinking Group, Inc. (“CTG”), an organized privately held consultancy that provides a broad range of consulting, turnaround and crisis management solutions in the retail and consumer products markets.  In addition to bringing specific expertise and skills associated with crisis management, turnaround consultants provide a level of objectivity that is often required to make unpopular or radical business decisions.  In the United States marketplace, turnaround consultants may provide services prior to, or following a bankruptcy petition.  In a post petition environment, turnaround consultants are often responsible for a variety of assignments, including securing operating financing, co-ordinating a plan of reorganization, negotiating with creditors, providing advice on bankruptcy court matters, and ultimately working towards the liquidation of a company or allowing it to emerge from bankruptcy.  Also, it is not unusual for turnaround consultants to continue their assignments past a successful reorganization in order to help guide a client company to profitability.

CTG is a national consulting organization that provides a wide range of services allowing their clients to achieve their objectives with innovative operating and financial strategies.  This side-by-side approach not only drives companies toward growth, it helps accelerate the turnaround process for CTG clients.  CTG is based in Hillsborough, New Jersey with offices in Atlanta, Georgia, Boston, Massachusetts, and Sarasota, Florida.

As a retailer, the Company's sales vary with consumers' spending habits.  Historically, however, sales have been affected more by significant liquidations.  Fluctuations in sales diminish as the Company's sales outlet and buying network expands.  Sales are relatively stable all year with the exception of the Second Quarter (January to March) which experiences 15% less sales than the other Quarters on a same outlet basis.

The Company currently operates ninety-nine retail outlets (five outlets will be closed within thirty days). It owns no real estate and there are no franchises.  The average size of outlets approximates 22,000 square feet but ranges between 8,000 and 67,000 square feet.  Lease terms typically range from month to month (with 60 days notice) to 10 years and beyond and expire at various dates to 2037.

The Company is opportunistic in its expansion and leasing of new locations.  The Company expands, as vacated premises become available in desirable markets at economical lease rates.  Accordingly, the Company may not predict the level of growth in future periods.  It thus ensures it is not burdened with outlets that will not perform.  Current expansion activities are focused in western Canada, Ontario and Western United States.

Liquidation World opened its first U.S. outlet in March 1994 and currently has 17 outlets in the United States.  The Company intends to continue expansion in the United States depending upon opportunities available in real estate in desirable markets.  Over the past three years the Company's sales and revenues break down geographically as follows:

Fiscal Year Ending	Sales in Canada		Sales in U.S.		Total Sales $CAD (000’s)
	$CAD (000’s)%		$CAD (000’s)%
October 1, 2000	128,321	79.9	32,318	20.1	160,639
October 7, 2001	140,464	76.6	42,936	23.4	183,400
October 6, 2002	138,644	79.4	35,876	20.6	174,520

Liquidation World's competitors in Canada are smaller regional liquidators that conduct liquidation sales on a project by project basis or from the premises of the demised business being liquidated.  The Company knows of only one that has more than five permanent outlets.  There are no other liquidators publicly traded in Canada nor, to the knowledge of Company management, have any American closeout merchants announced intentions to open outlets in Canada.  In the United States, closeout merchants have strong presence in the eastern and midwestern states as well as in California.   Big Lots Inc. has closeout stores in the Pacific Northwest and competes to a certain extent with Company stores there.

Competition for the acquisition of merchandise arises from smaller liquidators in each of the Company's markets for smaller deals.  Larger deals attract larger liquidators and closeout merchants from all over North America.  Also, discount retailers acquire closeout merchandise where possible to augment regular inventory.   The Company's success is affected by its ability to secure inventories with competitive bids that allow a reasonable mark up and eventual sale of the inventory to its customers.

Environmental protection requirements have not had any material effect on the capital expenditures, earnings or competitive position of the Company.

The Company has a full time staff of 58 in the Home Office at the Calgary North outlet 14 corporate buyers in various other major outlets and 1,474 other employees as at February 7, 200 3.  The number of part time staff varies seasonally and depends on demand for stocking, sorting and pricing personnel and sales clerks.

The Corporate philosophy and success is predicated on opportunity.  This philosophy is most evident in the Company's acquisition of merchandise for resale where merchandise must be purchased at such a price to allow a reasonable mark up and still represent a deal to the bargain oriented customers.  This philosophy is also evident in the Company's expansion plans.  The Company intends to continue expansion from its existing nuclei of outlets by opening new locations. Such expansion requires real estate leases that are at rates favourable to the Company and will be entered only on an opportunistic basis.  Accordingly, the level of growth may not be predicted with any certainty.  In order to facilitate future expansion, strong people who will benefit the Company in the future are hired as those opportunities present themselves.  However, on occasion expansion has exceeded the comfortable capacities of existing personnel and managers with strong skills are hired as located.

ITEM 4.C.

ORGANIZATION STRUCTURE

The following table lists the affiliates of the Company, the jurisdiction of incorporation, the Company's percentage of ownership, and a brief description of the affiliate's activities:

ITEM 4.D.

PROPERTY, PLANTS AND EQUIPMENT

The Company's operations are carried out through 9 9 leased outlets and 3 separate leased distribution facilities.  None of the operations singularly, nor the equipment contained therein, is material to the operations of the Company.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

On April 14, 1998, the Company's Common Shares were sub-divided on a two for one (2 for 1) basis.  References to capital transactions and per share information have been retroactively restated to refer to the sub-divided Common Shares.  The share subdivision was effected to enhance the affordability and liquidity in trading of the Company’s stock.

ITEM 5.A.

OPERATING RESULTS

Year ended October 6, 2002 compared to Year ended October 7, 2001

Sales of merchandise and fee revenue totalled $174,520,000 for the year ended October 6, 2002, a decrease of 4.8% from $183,400,000 in fiscal 2001.  The decrease was a result of same store sales decreases that more than offset sales from 10 additional outlets opened during the year.  Sales decreased in most outlets as a result of fewer inventory deals from insurance claims and bankruptcies as well as one fewer weeks of operations.  Due to the nature of the opportunistic purchases made by the Company, increases or decreases in same store sales may not be indicative of a trend (sales are deal driven and do not necessarily relate to last year or next year).  Also contributing to the decrease in revenue, going out of business sales (G.O.B.’s) management agreements were structured differently and resulted in less revenue recognized for each engagement.

During the year, the company changed its policy for the recognition of revenue on consignment sales to record only the commission earned and retroactively applied the policy to previously accounting periods.

Sales increases in 200 3 as a result of stores opened in 200 2 operating for a full year are expected to approximate 2%.  The Company expects to open 12 stores in 2003, however, this will vary depending upon opportunities available in real estate.  Same store sales increases and decreases are dependent on opportunities for inventory purchases and the ability of Liquidation World buyers to secure the purchase.

The opportunities for merchandise are dependent on receiverships, bankruptcies, transportation mishaps, natural disasters, fires, wholesaler and manufacturer buybacks, packaging changes and a myriad of other situations resulting in excess inventories.  In general, the Company has not experienced a shortage of such opportunities in the past ten years although there have been few large deals that provide marketing impact and excitement for our value oriented customers during fiscal 2002.

Over 98% of Liquidation World's revenue is derived through the retail outlets, temporary outlets or auctions on a cash (cash, check, Visa, MasterCard or debit card) basis.  This revenue is recognized when the transactions are processed through the cash registers.  The Company grants credit in rare circumstances in which cases, revenue is recognized when an invoice is issued and merchandise is taken by the customer. Doubtful accounts and NSF checks are reviewed quarterly and an allowance is taken for uncollectible balances.

Liquidation World offers a 7-day exchange only for defective merchandise sold through the outlets, the return rate for which is very negligible.  Returned merchandise and otherwise damaged or shop worn merchandise are sold through the regular weekly auctions.  Goods sold through the auction are sold on an "as is - where is" basis.  Bidders are advised of known deficiencies with the products and returned merchandise represents a very small portion of the auction revenue.

The gross margin of 38.9% in fiscal 2002 increased slightly compared to 38.6% in fiscal 2001. The se gross margins are 1 – 2% below traditional gross margins achieved as a result of competitive pricing pressures from other retailers and the deliberate reduction in inventory levels to better allow the Company to take advantage of anticipated inventory acquisition opportunities as the economic recession deepens. Small fluctuations in gross margin occur from year to year as a result of changes in the product mix throughout the stores. Management anticipates that the gross margin in fiscal 200 3 may be between the 38% and the tradition 40% enjoyed in previous years to the 2000 fiscal year depending on product mixes and opportunities for merchandise acquisitions that arise.  Liquidation World's pricing policy obliges the Company to use selling prices that are lower than any other in the market including discount stores, warehouse-type outlets and special promotions.

Selling and store operations, which includes all costs of occupying and operating the outlets and opening new outlets, increased as a percentage of sales in fiscal 2002 to 31.1% ($54,224,000) from 28.0% ($51,372,000) in fiscal 200 1.   During the year , processing and handling costs increased, ten additional outlets were opened and existing outlets experienced sales declines as discussed above leaving greater infrastructure costs with less revenue volume.

General and administrative expenses increased as a percentage of sales in fiscal 2002 to 4.7% ($8,279,000) from 3.2% in 2001 ($5,804,000) in fiscal 2001.  The increase is a result of the acquisition of Clear Thinking Group, Inc. a consulting firm in its start-up phase, operating costs for which, are included in general and administrative expenses, as well as declining revenues in retail operations as discussed above.

Depreciation and amortization increased 2.3% to $1,460,000 in fiscal 2002 compared to $1,427,000 in fiscal 2001.  The underlying capital assets increased 25.1%.  The corollary increase is not perfect due to the timing within the year of store openings and asset acquisitions.

Interest charges decreased 94.4% to $7,000 during fiscal 2002 compared to $125,000 during fiscal 2001 as a result of lower average bank indebtedness and reducing interest rates.

The effective income tax rate of 44.3% in fiscal 200 2 is higher than the statutory tax rate in effect during the year ( 40.5%), because of timing differences and other items.

Year ended October 7, 200 1 compared to Year ended October 1, 2000

Sales of merchandise and fee revenue totalled $ 183,400,000 for the year ended October 7, 200 1, an increase of 14.2% from $ 160,639,000 in fiscal 2000.  The sales increase is a result of 13 outlets opened during fiscal 2000 being open for the full fiscal year of 2001, net of sales decreases from 5 outlets closed during fiscal 200 1 and 8 closed during fiscal 2000.  Due to the nature of the opportunistic purchases made by the Company, increases or decreases in same store sales may not be indicative of a trend (sales are deal driven and do not necessarily relate to last year or next year).

The gross margin of 38.6% in fiscal 200 1 decreased compared to 40.8% in fiscal 2000. The decrease resulted from competitive pricing pressures from other retailers and the deliberate reduction in inventory levels to better allow the Company to take advantage of anticipated inventory acquisition opportunities as a result of economic recession.

Selling and store operations decreased as a percentage of sales in fiscal 200 1 to 28.0% ($ 51,372, 000) from 29.5% ($47,328,000) in fiscal 2000.  During the year fewer outlets were opened and 3 were moved for a net increase of nil.  Fewer inventory acquisitions required significant processing and handling than in the prior year.

General and administrative expenses decreased as a percentage of sales in fiscal 200 1 to 3. 2% ($5, 804,000) from 3. 4% in 2000 ($ 5,490,000) as infrastructure costs increased more slowly than sales.

Depreciation and amortization increased 7.9% to $1, 427,000 in fiscal 200 1 compared to $ 1,322,000 in fiscal 2000, reflecting the 14.6% increase in the underlying capital assets.

Interest charges decreased 67.5% to $ 125,000 during fiscal 200 1 compared to $ 384,000 during fiscal 2000 as a result of lower average bank indebtedness in fiscal 2000.

The effective income tax rate of 41.8% in fiscal 200 1 is lower than the statutory tax rate in effect during the year (43.4%) because of small timing differences and other items.

ITEM 5.B.

LIQUIDITY AND CAPITAL RESOURCES

Liquidation World is continuing to carry out its plan for growth through opening new outlets when opportunities for economical leases become available.  Ten outlets were opened in fiscal 2002.  Also, in pursuing its strategy to extend its service offering, the Company acquired Clear Thinking Group, Inc., a turnaround management consulting firm.  In fiscal 2001, five outlets were opened, 5 outlets were closed and 3 outlets were relocated within the same market. The Company incurred capital expenditures net of disposals, of $2,545,000 during fiscal 200 2 ($1, 673,000 during fiscal 200 1 and $1, 334,000 in fiscal 2000) to provide fixtures and equipment and make necessary leasehold improvements to new outlets and upgrade or provide equipment in existing locations.  Additional working capital required to provide inventory for the locations ranged between $250,000 and $600,000 depending on the size of the outlet.

However, the Company decreased average inventory levels in its outlets in anticipation of opportunities available as the economy weakens.  Cash flow from operations before working capital requirements totalled $3,560,000 in fiscal 2002 (2001 - $8,337,000; 2000 - $7,664,000).  Working capital reductions totalled $3,866,000 in fiscal 2002.  Working capital requirements totalled $3,466,000 in 2001 and $6,185,000 in 2000.  Accordingly, in fiscal 2002 net cash flow provided from operations totalled $7,426,000 and was sufficient to finance all expansion and equipment improvements and add $4,945,000 to the cash balance bringing a cash and equivalents to $5,447,000.  During fiscal 2001, net cash flow provided from operations totalled $4,871,000, was sufficient to finance all expansion and equipment improvements and extinguish bank indebtedness of $3,435,000 leaving a positive cash balance of $502,000.  During fiscal 2000, net cash flow provided from operations totalled $1,479,000 and was sufficient to finance most expansion and equipment improvements.  Bank indebtedness increased by $203,000 during fiscal 2000 to $3,435,000.

Working capital improved to $48,288,000 at the end of fiscal 2002 (2001 - $47,249,000; 2000 - $40,023,000).  The Company currently has short-term borrowing facilities established totalling $25,000,000 which is sufficient for planned expansion in 2003 including a reserve for any potential inventory acquisitions.

The Company anticipates 12 outlets will be opened in fiscal 2003 depending upon opportunities encountered to enter leases at favourable rates in desirable markets.  The Company will not definitively state the number of outlets it will open because the Company does not pay market rates for leases and therefore is not able to determine with any certainty how many outlets or in which markets it will open.

The Company believes this strategy enhances the Company's success and minimizes risk of expansion. If an outlet proves to be inappropriate, there is more likelihood that an outlet may be subleased and costs recovered if the lease rate is low.  To date, 2 outlets have been opened in fiscal 200 3 and 5 outlets will be closed.

In order to open new outlets, the Company typically spends $50,000 - $100,000 to provide fixtures and equipment and make leasehold improvements (if necessary) depending on the size and former use of the outlet.  Pre-opening costs, which are expensed as incurred typically, range between $30,000 and $100,000 per outlet.  Additional working capital required, primarily for inventory, ranges between $250,000 and $600,000 depending upon the size of the outlet.  Because the Company makes minimal leasehold improvements, outlets are typically opened 3 - 5 weeks after a lease agreement is finalized.

Inventory is the most significant item on the Company's balance sheet.  Inventory levels at any given time are a function of the value of inventory items on hand and the amount of items.  The merchandise mix changes constantly and so does the weighting of high value (for example, perfume) and low value (for example, bedding) merchandise.  As Liquidation World increases its purchasing power, more opportunities arise and the Company is able to better select the types of merchandise that will be sold through the outlets in accordance with perceived consumer preference.  The Company may also purchase a significant quantity of merchandise if the opportunity arises and the deal meets the Company's criteria for margin and nature of product.

Inventory in the outlets is continuously monitored to identify slow moving items.  Merchandise is date coded to allow physical review to determine the age of a given item.  Also sales are monitored to highlight products that are not selling.  Company policy obliges the Company to sell merchandise for less than anybody else in a market regardless of whether the item is subject to a one time sale or special promotion.

Outlet personnel are encouraged to bring any item that is not priced competitively or is slow moving to the attention of the buyer who will take corrective action.  Inventory is progressively discounted until the products are sold.  In some cases, it is necessary to sell the final balances of inventories through the Company's weekly-unreserved auctions.  To date, the Company has not experienced net sales less than the purchase cost for any significant inventory purchase.  Inventory turnover and gross margin achieved is relatively consistent at each outlet but fluctuates slightly for inventory purchases unique to a certain outlet.

It is anticipated that future growth will be financed by a combination of cash generated from operations and short-term borrowings.  Periodic capital infusions will be sought when, in the opinion of the Board of Directors, the debt to equity ratio of the Company is excessive and may be restrictive to the Company.

It must be noted that the Company requires available cash to acquire merchandise since, unlike most retailers, trade credit is not available for many purchases.  The frequency of the capital infusions will be determined by the growth rate of the Company, which will be the result of opportunities for locations and merchandise available to the Company.  The magnitude of the capital infusions will balance the cost of share issuance with dilution to existing shareholders and will depend on the pricing of the issue.

There are no material capital expenditure obligations at this time. Future commitments are limited to operating leases of properties and equipment covering various years up to 2037. The minimum future payments, excluding tenant operating costs, under these leases in each of the next five years are approximately as follows:

2003

$

8,346

2004

7,321

2005

6,408

2006

4,979

2007

3,823

Thereafter

5,463

$    36,340

In addition to minimum annual rentals, contingent rentals may be payable under certain store leases on the basis of sales in excess of stipulated amounts.

There are no anticipated future changes in generally accepted accounting principles that, if adopted, would have a material effect on the financial statements of the Company.

ITEM 5.C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company does not perform any research and development activities.

ITEM 5.D.

TREND INFORMATION

The Company is opportunistic in its approach to acquiring inventory for resale and leasing of buildings for outlets.  It appears that the North American economy is slowing and will not experience the rapid growth it has experienced over the past few years.  In general, such a slow down creates opportunities for the Company to acquire inventory and lease new premises, as well as retain existing premises where the lease term expires.  The Company's sales are dependent on both of these factors so a continuation of the slow down would imply an increase in sales for the Company.

However, an extended slowdown or recession may hamper the Company's ability to sell the inventory to its customers whose resources may become limited.

ITEM 5.E.

CRITICAL ACCOUNTING POLICIES

Liquidation World uses the retail sales method to value its inventory.  In applying the retail sales method, inventory is counted at its marked retail value.  The retail value is then discounted to reflect anticipated future markdowns and shrinkage.  The ratio of the reduced retail value to total inventory available for sale at retail is applied to total inventory available for sale at cost to determine the value of the remaining inventory at cost.  An increase in the discount of one percent (1%) of the retail value of the inventory would result in a reduction in the valuation of the inventory of $311,000 and a reduction in net earnings of $185,000 (net of $126,000 reduction in taxes) or $0.02 per share.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.

DIRECTORS AND SENIOR MANAGEMENT

The names and municipalities of residence of all the current directors and executive officers of the Company, the offices held by them in the Company and their principal occupations for the past five years are as follows:

Name and municipality of residence	Position held with the Company	Principal occupation during the past five years	Director or executive officer since
Dale Gillespie (1) Calgary, Alberta	Chief Executive Officer and Chairman of the Board of Directors	President and C.E.O. of the Company and Liquidation World Ltd. Since inception in October 1986.	1986
Hubert Marleau (1), (2), (3) Montreal, Quebec	Director	President & Managing Director of Palos Capital Corporation since 1997; and prior thereto Co-Chairman of Marleau, Lemire Inc. since 1990.	1993
R. Gordon Marantz (1), (2), (3) Toronto, Ontario	Director	Retired, formerly head of insolvency & restructuring practice, with Osler Hoskin & Harcourt, Toronto; private sector advisor to Industry Canada and the Department of Finance (Canada); immediate past president of INSOL International.	1999
Herb Lukofsky, C.A. (1), (2), (3) Montreal, Quebec	Director	President of Herb Lukofsky Consultants Inc., business consultants specializing in mergers and acquisitions since 1984. Independent director for various Canadian public corporations and member of advisory board of various private companies since 1997. Prior thereto, tax partner and head of tax division of Arthur Andersen & Co. in Montreal.	2001
Wayne Mantika Calgary, Alberta	President & Chief Operating Officer	Senior VP of the Company since 1998; Vice-President since 1994 and prior thereto, General Manager of the Company.	1987
Andrew Searby, CA Calgary, Alberta	Executive VP, Chief Financial Officer and Corporate Secretary	CFO of the Company since 1995; and prior thereto Controller of the Company since 1991;	1991
Derrick Gillespie (4) Vancouver, British Columbia	Vice-President Corporate Purchasing	Vice-President Corporate Purchasing, Manager Corporate Purchasing since 1993; and prior thereto Area Manager - BC and Purchaser.	1987
Darren Gillespie (4) Vancouver, British Columbia	Executive Vice-President Sales & Marketing	Vice-President Sales & Marketing, Area Manager for the Company since 1993.	1993
Jonathan Hill Toronto, Ontario	Executive Vice-President Eastern Operations	Vice-President Eastern Operations, Area Manger and Purchaser for the Company since 1991.	1991
Darrell Fladager Spokane, WA	Vice-President U.S. Operations	Vice-President US Operations since 2000; Area Manager for the US since 1993.	2001
Larry Scheffee Kent, WA	Vice President US Logistics	Vice-President US Logistics since 2000; prior thereto Area Manager – US and Purchaser since 1996.	2001

Notes:   (1)   Member of the Human Resources & Nominating Committee.

              (2)   Member of the Audit Committee.

              (3)   Member of the Governance Committee.

              (4)   Derrick Gillespie and Darren Gillespie are sons of Dale Gillespie.

ITEM 6.B.

COMPENSATION

For the purposes of this section "Executive Officer" means the Chairman of the Board of Directors of the Corporation, the President, any Vice-President in charge of a principal business unit such as sales, finance or purchasing and any officer of the Corporation who performs a policy-making function, whether or not such officer is also a director.  A "Named Executive Officer" means the Chief Executive Officer and the four highest paid executives in the Corporation's most recently completed fiscal year.

During the fiscal year ended October 6, 2002, the Corporation paid an aggregate of $ 2,020,443 in salaries and benefits to ten officers and five directors including the Named Executive Officers.  No retirement or pension plans have been established by the Corporation for its officers and directors.

The following table sets forth information concerning the total compensation paid by the Company to its Named Executive Officers for the fiscal years ended October 1, 2000, October 7, 2001 and October 6, 2002:

Name and Principal Position	Fiscal Year	Annual Compensation			Long-Term Compensation			All Other Compensation
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options	Restricted Shares	LTIP Payouts
Dale Gillespie C.E.O.	2002 2001 2000	375,000 110,000 110,000	Nil 443,300 410,000	250,000 (2) 250,000 (2) 250,000 (2)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Wayne Mantika President & C.O.O.	2002 2001 2000	155,000 90,000 90,000	Nil 119,100 106,500	29,072 28,983 Nil (3)	10,000 10,000 13,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Derrick Gillespie Vice-President Corporate Purchasing	2002 2001 2000	120,000 75,000 75,000	Nil 85,700 76,000	24,102 23,192 Nil (3)	10,000 13,000 22,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Darren Gillespie Executive VP Sales & Marketing	2002 2001 2000	120,000 75,000 75,000	Nil 85,700 76,000	21,895 20,209 Nil (3)	10,000 10,000 9,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Darrell Fladager Vice-President U.S. Operations	2002 2001 2000	133,450 (1) (1)	Nil	38,546	4,000	Nil	Nil	Nil

 Notes:       (1)  In 2001 & 2000 Darrell Fladager was not a Named Executive Officer.

                             (2)  The Corporation paid life insurance premiums on behalf of Dale Gillespie.

                             (3)  The aggregate of other annual compensation paid did not exceed 10% of the aggregate of each individual’s salary and bonus for the 2000, 2001 or  2002 fiscal year.

AGGREGATE OPTION EXERCISES AND YEAR END OPTION VALUES

The following table sets forth the securities acquired (and the value thereof) on exercise of options by the Named Executive Officers and the 200 2 fiscal year-end values for options to acquire Common Shares granted to the Named Executive Officers:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-end (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at Fiscal Year-End Exercisable/ Unexercisable
Dale Gillespie C.E.O.	Nil	Nil	Nil	Nil
Wayne Mantika President & C.O.O.	9,840	53,136	22,600/32,400	$9,400/$37,600
Derrick Gillespie Vice-President Corporate Purchasing	9,840	53,136	22,600/32,400	$9,400/$37,600
Darren Gillespie Executive VP Sales & Marketing	5,880	31,752	18,600/29,400	$9,400/$37,600
Darrell Fladager Vice-President U.S. Operations	5,880	31,752	4,910/9,440	$3,760/$15,040

The primary objective of the Corporation's executive compensation program is to enable the Corporation to attract and retain highly motivated and outstanding individuals.  The Corporation's executive compensation policies are therefore designed to reward individual performance as well as to encourage profitability in the Corporation's operations.

The Corporation's executive compensation program has three components: base salary, annual incentive bonuses, and the Corporation's Share Option Plan.  The level of compensation paid to an executive is based on the executive's overall experience, responsibility and performance.  Annual incentive bonuses are intended to reward executives for their current and past performance, and are based on a combination of corporate and individual performance.  Long-term rewards are provided through the Corporation's Share Option Plans.

During the fiscal year ending October 6, 2002 , options were granted as summarized below (the CEO was not granted options during the 200 2 fiscal year):

Name	Securities Under Options Granted in Fiscal Year	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/share)	Market Value of Securities Underlying Options on Date of Grant ($/share)	Expiration Date
Dale Gillespie C.E.O.	Nil	N/A	N/A	N/A	N/A
Wayne Mantika President & C.O.O.	10,000	5.62%	$8.800	$8.800	Jan. 31, 2007
Derrick Gillespie Vice-President Corporate Purchasing	10,000	5.62%	$8.800	$8.800	Jan. 31, 2007
Darren Gillespie Executive VP Sales & Marketing	10,000	5.62%	$8.800	$8.800	Jan. 31, 2007
Darrell Fladager Vice-President U.S. Operations	4,000	2.25%	$8.800	$8.800	Jan. 31, 2007

At a meeting held November 24th, 2000, the voting members of the Compensation Committee (now known as the Human Resources & Nominating Committee) approved an annual incentive bonus plan for the 2000 and future fiscal years whereby 13.5% of earnings before interest, taxes, depreciation and amoritization ("EBITDA") in excess of a 10% return on capital employed by the Corporation would be paid to senior executives and other employees of the Corporation, to be allocated at the discretion of the Human Resources & Nominating Committee taking into consideration demonstrated individual performance levels and overall contribution to the Corporation's growth and achievement.  The application of the above formula resulted in no bonuses being paid to executives in the 2002 fiscal year.

ITEM 6.C.

BOARD PRACTICES

The Company entered into employment contracts with Officers of the Company.  The employment contracts have no contemplated terms of office nor any benefits contemplated upon termination of employment except in the case of a change in control.

The Audit Committee is composed entirely of outside directors (Hubert Marleau, R. Gordon Marantz and Herb Lukofsky).  The Committee has direct communications channels with internal personnel responsible for financial statement preparation and with the Corporation's external auditors.  The Committee monitors audit functions and the preparation of financial statements and meets with outside auditors regarding audit findings and the management report on internal controls.

The Human Resources & Nominating Committee is composed of three outside directors (Hubert Marleau, R. Gordon Marantz and Herb Lukofsky).  Mr. Gillespie does not participate in discussions regarding his compensation but provides insight with respect to individual's performance.  The committee administers the Corporation's executive compensation program, specifically, approval of the compensation of the Chief Executive Officer and other executives.  The Committee reviews, tests the adequacy and generally approves compensation plans in effect or proposed for the Corporation's employees.  The Human Resources & Nominating Committee annually reviews the compensation of the Board as to form and adequacy.

On November 1, 2002, the Board passed a motion whereby the compensation of those directors who are not otherwise employeed by the Corporation was increased, retroactively to May 1, 2002, to include a retainer of $12,000 per year and Committee Chair retainer of $2,400 in addition to $1,250 for each meeting in person and $500 for meetings held via tele-conference and 5,000 stock options for serving in their capacity as directors.

ITEM 6.D.

EMPLOYEES

The following table sets out the number of employees at the end of the last three completed fiscal years segregated geographically:

	2002	2001	2000
Canada	1,380	1,350	1,310
United States	166	250	234
Total	1,546	1,600	1,544

Changes in the number of employees is directly related to the number of outlets the Company is operating. There are no labour unions representing any of the employees.  The Company employs temporary help when the need arises for seasonal peaks and to process certain inventory situations from time to time that requires additional labour resources.

ITEM 6.E.

SHARE OWNERSHIP

The following table sets out the Directors and Officers of the Corporation and their respective ownership of common share of the Company as at February 7, 2003:

Name	Number of Shares Owned	% of Total Outstanding	Number of Options	Exercise Price	Expiration Date
Dale Gillespie Chief Executive Officer	802,886 (1)	9.5	Nil	N/A	N/A
Hubert Marleau Director	8,220	0.1	2,500 3,000 5,000 5,000	$ 7.250 6.250 4.700 8.800	Dec. 10, 2003 Dec. 16, 2004 Dec. 14, 2005 Jan. 31, 2007
R. Gordon Marantz Director	8,300	0.1	5,000 3,000 5,000 5,000	$ 8.500 6.250 4.700 8.800	Sept. 30, 2004 Dec. 16, 2004 Dec. 14, 2005 Jan. 31, 2007
Herb Lukofsky, C.A. Director	(2)	(2)	5,000 5,000	$ 4.700 8.800	Dec. 14, 2005 Jan. 31, 2007
Wayne Mantika President & C.O.O.	(2)	(2)	11,000 13,000 10,000 10,000	$ 7.250 6.250 4.700 8.800	Dec. 10, 2003 Dec. 16, 2004 Dec. 14, 2005 Jan. 31, 2007
Andrew Searby, C.A. Chief Financial Officer	(2)	(2)	7,500 9,000 10,000 10,000	$ 7.250 6.250 4.700 8.800	Dec. 10, 2003 Dec. 16, 2004 Dec. 14, 2005 Jan. 31, 2007
Derrick Gillespie Vice President Corporate Purchasing	(2)	(2)	11,000 13,000 10,000 10,000	$ 7.250 6.250 4.700 8.800	Dec. 10, 2003 Dec. 16, 2004 Dec. 14, 2005 Jan. 31, 2007
Darren Gillespie Executive Vice President Sales & Marketing	(2)	(2)	9,000 10,000 10,000 10,000	$ 7.250 6.250 4.700 8.800	Dec. 10, 2003 Dec. 16, 2004 Dec. 14, 2005 Jan. 31, 2007
Jonathan Hill Executive Vice President Eastern Operations	(2)	(2)	6,000 7,000 10,000 10,000	$ 7.250 6.250 4.700 8.800	Dec. 10, 2003 Dec. 16, 2004 Dec. 14, 2005 Jan. 31, 2007

Notes:   (1)   This number includes 301,250 Common Shares held by family members of Dale Gillespie.

             (2)   These individuals beneficially own less than 1% of outstanding Common Shares and their holdings have not been previously disclosed.

The Corporation has in place a Share Option Plan for its employees, directors and officers.  The Human Resources & Nominating Committee allocates options at their discretion.  The options are for a term of five years and may be exercised as to one-fifth of the optioned shares on each of the five anniversary dates of the grant of the option.  At February 7, 2003 there were stock options outstanding in respect of 499,780 common shares.  These options are held by officers, directors and employees and are exercisable at prices, which range from $4.700 to $ 8.800 per share and expire at various dates to 2007.

Number of share options outstanding	Number held by Executive Officers	No. held by directors who are not officers	Number held by other employees	Exercise price	Expiry date
2,500			2,500	$7.125	July 28, 2003
91,400	50,500	4,000	36,900	$7.250	December 10, 2003
1,250			1,250	$7.400	December 10, 2003
5,000		5,000		$8.500	September 30, 2004
113,530	59,000	8,400	46,130	$6.250	December 16, 2004
121,100	58,000	20,000	43,100	$4.700	December 14, 2005
6,000			6,000	$9.550	June 4, 2006
129,000	60,000	15,000	54,000	$8.800	January 31, 2007
30,000			30,000	$5.600	September 5, 2007

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.

MAJOR SHAREHOLDERS

The directors and senior officers of the Corporation do not know of any person or company beneficially owning, directly or indirectly, or exercising control or direction over Common Shares (the only class of shares outstanding each carrying equal voting rights) carrying more than 5% of the voting rights attached to the Common Shares of the Corporation other than as indicated below:

Title of Class	Identity of Person or Group	Amount Owned	Approximate Percentage of Class Owned, Controlled or Directed
Common Shares	The Caisse de depot et Placements du Quebec	839,000	9.81%
Common Shares	All Directors and Officers as a group (1) (2)	1,044,050	12.18%

Notes:    (1)   Each of such persons may be reached through the Company at 3900-29th Street NE, Calgary, Alberta T1Y 6B6.

              (2)   This number includes 301,250 Common Shares held by family members of Dale Gillespie and 31,200 Common  shares  which may be acquired upon the exercise of immediately exercisable in-the-money options.

The directors and senior officers do not know of any significant changes in ownership over the last three years other than:

1.     The Caisse de Depot et Placements du Quebec acquired 1,054,200 Common Shares in 2000,

        100,000 Common Shares in 2002 and disposed of 315,200 in 2002.

2.     McKenzie Financial Corporation disposed of 696,700 Common Shares in 2000.

3.     Capital Research and Management Company disposed of 450,000 Common Shares in 2000.

4.    Van Berkom and Associates Inc. disposed of 888,600 Common Shares in 1999 and 2000.

5.     Altamira management Ltd. acquired 871,380 Common Shares in 1999 and disposed of 869, 880 in 1999 and 2000.

As of January 9, 2003 (the Record Date for the Company's Annual General Meeting), there were 157 holders of record of 8, 540,768 outstanding Common Shares, of which 7.6 % of the total number of shareholders, holding 692,248 Common Shares (8.1% of the outstanding Common Shares) had registered addresses in the United States.  Based upon the number of requests made by beneficial shareholders for proxy solicitation materials mailed on January 29, 200 3 in connection with the Company's 2002 Annual General Meeting of Shareholders, the Company estimates that there were then approximately 2,748 beneficial owners of Common Shares and 255 beneficial owners of Common Shares in the United States.

The Directors and Senior Officers of the Company know of no company or government that directly or indirectly owns or controls the Company.  Nor are they aware of any arrangements that may result in a change in control of the Company.

ITEM 7.B.

RELATED PARTY TRANSACTIONS

The Corporation leases three buildings (20,000 square feet, 22,000 square feet and 34,000 square feet) for three of its retail locations from a company owned by Dale Gillespie, Chairman and CEO of the Corporation and from a partnership where the same company owned by Mr. Gillespie is a partner.  Liquidation World was offered the opportunity to purchase the properties but decided not to own real estate or deviate from its core business of retailing distress merchandise.  Base rents approximate $ 59,000 per year to 2003, $ 61,000 per year to 2005 and $111,000 per year to 2008, respectively.

Purchases from and fees paid to an affiliated company were $1,525,000 for the year ended October 6, 2002 (2001 - $378,000).  Sales to and fees received from an affiliated company were $44,000 for the year ended October 6, 2002 (2001 - $nil).

These transactions are considered to be in the normal course of operations and have been measured at the exchange amount of consideration established and agreed to by the related parties.

Total indebtedness of Directors, Executive Officers and Senior Officers is $ nil and is detailed in the following table:

Name	Involvement of Issuer	Largest Amount Outstanding Since The Beginning Of The Last Completed Financial Year ($)	Amount Outstanding as at Current Date ($)
Larry Scheffee Vice President, U.S. Logisitcs	Lender	$11,060	Nil

The above indebtedness matured and was paid in January 2003, bore interest at 6% per annum and was secured by Common Shares and future compensation.

ITEM 7.C.

INTERESTS OF EXPERTS AND COUNSEL

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

ITEM 8.

FINANCIAL INFORMATION

ITEM 8.A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The consolidated financial statements audited by an independent auditor and accompanied by the audit report thereon is located in section 17 of this document.

There are no legal proceedings to which the Company is a party or to which any of its properties is subject other than routine litigation incidental to the business.

The Company has never paid dividends on its Common Shares and has no intention of doing so in the foreseeable future.  It is the intention of the Company to continue growing through opening new outlets in new and existing markets and funds generated from operations will be used to finance this expansion and the resultant working capital requirements.  Moreover the loan agreement relating to the Company's short-term debt facilities prohibit the payment of dividends on the Common Shares without the approval of the Company's bankers.

ITEM 8.B.

SIGNIFICANT CHANGES

There have not been any significant changes in the business or the financial position of the Company since October 6, 2002, the date of the annual financial statements.

ITEM 9.

THE OFFER AND LISTING

ITEM 9.A.

OFFER AND LISTING DETAILS

The following table sets out the high and low prices of the Company's Common Shares on The Toronto Stock Exchange and The Nasdaq Stock Market, as reported by such exchanges, for the periods indicated:

Fiscal Year	Quarter/Month	Period	The Toronto Stock Exchange (1)		The Nasdaq Stock Market
			High	Low	High	Low
1998		October 6, 1997 - October 4, 1998	19.000	10.500	13.625	7.875
1999		October 5, 1998 - October 3, 1999	17.500	7.750	12.188	5.125
2000		October 4, 1999 - October 1, 2000	8.900	4.600	5.938	3.500
2001		October 2, 2000 - October 7, 2001	10.400	4.250	6.920	2.690
2002		October 8, 2001 - October 6, 2002	11.400	5.150	7.250	3.270
200 1	First	October 2, 2000 - December 31, 2000	6.000	4.250	3.937	2.625
	Second	January 1, 2001 - April 1, 2001	8.000	6.000	6.000	4. 000
	Third	April 2, 2001 - July 1, 2001	10.400	7.990	6.920	5.000
	Fourth	July 2, 2001 - October 7, 2001	10.000	8.060	6.770	5.150
200 2	First	October 8, 2001 – January 6, 2002	11.400	8.500	7.250	5.630
	Second	January 7, 2002 – April 7, 2002	9.950	8.010	6.490	5.070
	Third	April 8, 2002 – July 7, 2002	9.140	6.460	5.880	4.150
	Fourth	July 8, 2002 – October 6, 2002	6.970	5.150	4.490	3.270
2002	July	July 8, 200 2 – August 4, 2002	6.970	6.200	4.490	3.750
	August	August 5, 2002 – September 1, 2002	6.650	5.400	4.240	3.440
	Sept	September 2, 2002 – October 6, 2002	5.940	5.150	3.710	3.270
2003	Oct	October 7, 200 2 – November 3, 200 2	6.050	5.150	4.340	3.200
	Nov	November 4, 200 2 – December 1, 200 2	5.950	5.250	3.710	3.070
	Dec	December 2, 200 2 – January 5, 200 3	5.450	5.260	3.520	3.350
	Jan	January 6, 200 3 – February 2, 200 3	5.930	5.250	3.820	3.410
	Feb	February 3, 2003 – February 7, 2003	5.400	5.200	3.560	3.440

Notes:    (1)   Prices on The Toronto Stock Exchange are expressed  in Canadian  dollars and all  figures for  periods  prior to  April 14, 1998  have  been restated to give retroactive effect to a 2 for 1 subdivision of the Common Shares effective on that date.

ITEM 9.B.

PLAN OF DISTRIBUTION

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

ITEM 9.C.

MARKETS

The common shares of Liquidation World are listed for trading on The Nasdaq Stock Market under the trading symbol LIQWF and have been since August 1, 1996. However, the Company has commenced procedures to delist from the Nasdaq Stock Market as the stock is thinly traded and the cost is not justified.

The Company's Common Shares are traded on The Toronto Stock Exchange ("TSX") and have been since August 6, 1993 and prior thereto on the Alberta Stock Exchange ("ASE").  Subsequent to listing on the TSX, there was very little trading activity in the Company's Common Shares on the ASE and, accordingly, the Company voluntarily de-listed from the ASE on April 6, 1994.

On April 14, 1998, the Company subdivided all issued and outstanding Common Shares on a 2 for 1 basis. Company Management felt the split would enhance affordability and liquidity in trading of the Company’s Common Shares.

ITEM 9.D.

SELLING SHAREHOLDERS

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

ITEM 9.E.

DILUTION

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

ITEM 9.F.

EXPENSES OF THE ISSUE

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

ITEM 10.

ADDITIONAL INFORMATION

ITEM 10.A.

SHARE CAPITAL

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

ITEM 10.B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company filed a Form 20-F Registration Statement dated February 23, 1996 relating to the year ended October 1995 and the information therein regarding the Company’s Articles of Incorporation are hereby incorporated by reference ..

ITEM 10.C.

MATERIAL CONTRACTS

There are no material contracts that the Company has entered during the previous two years, other than those entered in the ordinary course of business.

ITEM 10.D.

EXCHANGE CONTROLS

There are no Canadian federal or provincial exchange controls or other laws, decrees or regulations that restrict the export or import of capital or affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities, other than those relative to withholding taxes discussed in "ITEM 10.E. TAXATION."

There is no limitation imposed by Canadian federal or provincial law or by the articles and By-laws of the Company on the right of a non-resident to hold or vote Common Shares of the Company, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"), as amended by the North American Free Trade Agreement Implementation Act (Canada) (the "NAFTA Implementation Act").  The following summarizes the principal features of the Investment Act for non-residents other than Americans and Mexicans ("NAFTA Investors" as defined in Section 14.01 (7) of the Investment Act) who propose to acquire Common Shares of the Company.

With the exception of investments made by NAFTA investors, the Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless after review the minister responsible for the Investment Act (the "Minister") is satisfied that the investment is likely to be a net benefit to Canada.  An investment in Common Shares of the Company by a non-Canadian would be reviewable under the Investment Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company was $5,000,000 or more, or an investment to acquire indirect control of the Company and the value of the assets of the Company was $50,000,000 (in certain specified circumstances $5,000,000) or more or if an order for review is made by the Federal cabinet on the ground that the investment related to Canada's cultural heritage or national identity.

With regard to investments by NAFTA investors, an investment in Common Shares of the Company by a NAFTA investor would be reviewable under the Investment Act if it was an investment to acquire direct control of the Company and the value of the assets of the Company equals or exceeds $150,000,000 (in constant 1992 dollars).

A non-Canadian, whether a NAFTA investor or otherwise, would acquire control of the Company for the purposes of the Investment Act if he acquired a majority of the Common Shares of the Company.  The acquisition of less than a majority, but one-third or more, of the Common Shares of the Company would be presumed to be an acquisition of control of the Company unless it could be established that the Company was not controlled in fact by the acquiror through the ownership of Common Shares.

Certain transactions in relation to Common Shares of the Company would be exempt from the Investment Act, including:

 (a)

an acquisition of Common Shares of the Company by a person in the ordinary course of that person's business as a trader or dealer in securities;

(b)

an acquisition of control of the Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and

(c)

an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of voting interests, remains unchanged.

In addition to the foregoing, certain transactions involving the Company and its security holders may be subject to notification and review under the Competition Act (Canada).  In general, in order to be notifiable, the parties to a transaction together with their affiliates (defined to include parent, subsidiary and sister corporations) must have assets in Canada or gross revenues from sales in, from or into Canada that exceed $400,000,000.  Assuming this threshold is met, additional thresholds based on the type of transaction must be met before notification is required.  If a transaction is notifiable, the parties must provide the Director of Investigation and Research (the "Director") with detailed information about the transaction and the parties, and observe a waiting period prior to closing the transaction.  Without the Director's pre-clearance of the transaction before the expiration of the waiting period, the transaction will not be permitted to be completed.

ITEM 10.E.

TAXATION

The following paragraphs set forth certain United States and Canadian federal income tax considerations in connection with the purchase, ownership and disposition of Common Shares acquired.  The United States tax discussion is restricted to citizens and residents of the United States and United States corporations which own less than 10% of the Company's voting stock.  The Canadian tax discussion is restricted to non-residents of Canada who are residents of the United States and who hold such Common Shares as capital property.  The Company's Common Shares will generally be considered capital property to a holder for Canadian tax purposes, unless such shares are held either in the course of carrying on a business or trading or dealing in securities or as an adventure in the nature of trade.

These tax considerations are stated in general terms and are not intended to be advice to any particular shareholder.  Each person is advised to consult his own tax advisor regarding the tax consequences attendant upon the purchase, ownership and disposition of the Common Shares.

The tax discussions set forth below are based upon the provisions of the Income Tax Act (Canada) (the "Act"), the United States Internal Revenue Code of 1986, as amended (the "Code"), and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (the "Canadian Treaty"), as well as regulations, rulings, judicial decisions and administrative practises now in effect in both Canada and the United States, all of which are subject to change.  The Canadian tax discussion does not take into account provincial tax laws of Canada and the United States tax discussion does not take into account state tax laws.

United States Tax Considerations

The gross amount of dividends (including any Canadian federal income tax withheld) on Common Shares paid to citizens or residents of the United States or to United States corporations will generally be subject to United States federal income tax.  Under the Code, no portion of the dividends received by a corporation will generally be eligible for a dividends received deduction.  United States corporations, citizens and residents will generally be entitled, subject to certain limitations and elections, to a credit against United States federal income tax for Canadian federal income taxes withheld from such dividends.  However, under the Code, the dividends will constitute "passive income" for purposes of the separate limitations on foreign tax credits.  Taxpayers may claim a deduction for such taxes if they do not elect to take such tax credit.

Upon the sale of shares of Common Stock by a purchaser who is a citizen or resident of the United States or a United States corporation, gain or loss will be recognized equal to the amount realized upon disposition less the cost basis of the Common Shares.  Such gain or loss generally will be a capital gain or loss if the Common Shares are held as a capital asset, and will generally be a long-term capital gain or loss if the Common Shares are held for more than one year.

Canadian Tax Considerations

Dividends paid on Common Shares held by non-residents of Canada who are residents of the United States not having a permanent establishment or fixed base in Canada, within the meaning of the Canadian Treaty, will be subject to Canadian withholding tax at the Canadian Treaty reduced rate of 15%, unless the beneficial owner of the dividends is a company which owns at least 10% of the voting stock of the Company, in which case the Canadian Treaty reduced tax rate is 6% if paid in 1996 or 5% if paid after 1996.  In the absence of an applicable tax treaty, the withholding tax rate would be 25%.

A United States resident who holds Common Shares as capital property will not be subject to tax on capital gains realized on the disposition of such Common Shares unless the Common Shares are "taxable Canadian property" within the meaning of the Act and no relief is afforded under the Canadian Treaty. Generally, the Common Shares would be taxable Canadian property of the United States resident, if (i) such holder uses or holds, within the meaning of the Act, such shares in carrying on a business in Canada, or (ii) at any time during the five year period immediately preceding the disposition, such holder, together with persons with whom he did not deal at arm's length, owned at least 25% of the issued shares of any class or series of the Company.

Generally, relief is available under the Canadian Treaty for capital gains realized by a United States resident on the Common Shares except when the United States resident was a resident in Canada for 120 months during the previous 20 consecutive years prece ding the sale, was a resident in Canada at any time during the 10 years immediately preceding the sale, and the Common Shares were owned at the time the individual ceased to be resident of Canada.

ITEM 10.F.

DIVIDENDS AND PAYING AGENTS

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

ITEM 10.G.

STATEMENT BY EXPERTS

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

ITEM 10.H.

DOCUMENTS ON DISPLAY

Documents referred to in this document are maintained at the Company's Home Office, 3880 - 29th Street NE, Calgary, Alberta, Canada and may be inspected during normal business hours with reasonable notice to the Corporate Secretary.

ITEM 10.I.

SUBSIDIARY INFORMATION

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company does not invest in any market sensitive instruments for trading purposes.  Market risk exposure is limited to foreign exchange fluctuations and changes in interest rates.

The Company was a net borrower of funds and paid interest totaling $7,000 in the first quarter of fiscal 2002. During the final 3 quarters of fiscal 2002, the Company was net cash positive and earned interest totaling $21,000.  A 20% increase in interest rates would have lead to an increase in interest expense of $1,400 and a reduction in G & A of $4,200.  Such an increase would increase net earnings by $1,680 after increasing income tax expense by $1,120.

The Company reports its financial results in Canadian dollars and its exposure to foreign currency fluctuations is limited to such fluctuations in the U.S. dollar relative to the Canadian dollar.  Approximately 20.6% of the Company's business is conducted in U.S. dollars.  Accordingly, from a U.S. resident's perspective, the Company's U.S. operations reduce the overall exposure to fluctuations between the Canadian dollar and the U.S. dollar compared to the scenario if the Company had no operations conducted in U.S. dollars.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Pursuant to the instructions for preparing this document, this section is not required for an annual report.

ITEM 15.

CONTROLS AND PROCEDURES

(a)

Evaluation of disclosure controls and procedures.  Based on their evaluation of our disclosure controls and procedures (as defined in Rules 13a –14(c) and 15d – 14(c) under the Securities Exchange Act of 1934) as of a date within 90 days of the filing date of this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and are operating in an effective manner.

(b)  Changes in internal controls.  There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their most recent evaluation.

ITEM 16.

(RESERVED)

PART III

ITEM 17.

FINANCIAL STATEMENTS

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Liquidation World Inc. as at October 6, 2002 and October 7, 2001 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three year period then ended.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

With respect to the consolidated financial statements for the years ended October 6, 2002, October 7, 2001 and October 1, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 6, 2002 and October 7, 2001 and the results of its operations and its cash flows for each of the years in the three year period then ended, in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States.  Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years for the three year period ended October 6, 2002 and shareholders’ equity as at October 6, 2002 and October 7, 2001 to the extent summarized in Note 12 to the consolidated financial statements.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada

December 12, 2002

LIQUIDATION WORLD INC.

Consolidated Balance Sheets

	October 6, 2002	October 7, 2001
Assets		
Current assets:		
Cash and equivalents	$ 5,447	$ 502
Accounts receivable	1,051	1,225
Income taxes receivable	2,998	–
Inventory	44,677	49,778
Prepaid expenses	1,930	1,374
	56,103	52,879
Capital assets (see note 3)	5,749	4,624
Investment in affiliate	587	482
Goodwill (see note 4)	278	–
	$62,717	$ 57,985
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 7,815	$ 4,721
Income taxes payable	–	909
	7,815	5,630
Shareholders' equity:		
Share capital (see note 6)	15,971	15,465
Retained earnings	38,931	36,890
	54,902	52,355
Commitments (see note 9)		
	$62,717	$ 57,985

See accompany notes to consolidated financial statements.

On behalf of the Board:

Signed (Dale Gillespie) Director

Signed (R. Gordon Marantz) Director

LIQUIDATION WORLD INC.

Consolidated Statements of Cash Flows

	Years ended October 6, 2002	October 7, 2001	October 1, 2000
Cash provided by (used in):			
Operations:			
Net earnings	$ 2,205	$ 6,981	$ 6,298
Add (deduct) non-cash items:			
Depreciation and amortization	1,460	1,427	1,322
Equity in (income) loss of affiliate	(105)	(71)	44
	3,560	8,337	7,664
Changes in non-cash operating working capital:			
Accounts receivable	174	(329)	(266)
Inventory	5,101	80	(5,768)
Prepaid expenses	(556)	619	(842)
Accounts payable and accrued liabilities	3,054	(3,909)	277
Income taxes payable	(3,907)	73	414
	7,426	4,871	1,479
Investments:			
Purchase of capital assets	(2,545)	(1,673)	(1,334)
Investment in affiliate	–	–	(455)
Business acquisition (see note 4)	(104)	–	–
	(2,649)	(1,673)	(1,789)
Financing:			
Increase (decrease) in bank indebtedness	–	(3,435)	203
Proceeds on issuance of common shares	405	562	132
Repurchase of common shares	(237)	–	–
	168	(2,873)	335
Increase in cash	4,945	325	25
Cash and equivalents, beginning of year	502	177	152
Cash and equivalents, end of year	$ 5,447	$ 502	$ 177
Supplemental disclosure of cash paid for:			
Income taxes	$ 5,631	$ 4,609	$ 4,306
Interest	8	148	327
	$ 5,639	$ 4,757	$ 4,633

See accompanying notes to consolidated financial statements.

LIQUIDATION WORLD INC.

Notes to Consolidated Financial Statements

Years ended October 6, 2002, October 7, 2001 and October 1, 2000

(amounts in thousands of Canadian dollars, except per share amounts)

1.

Significant accounting policies:

(a)

Basis of presentation:

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as outlined in note 12.

These consolidated financial statements include the accounts of the Company and those of its wholly owned subsidiaries.  The Company's 50% interest in an affiliate company is accounted for using the equity method.

(b)

Revenue recognition:

Sales revenue is recognized when a customer purchases and takes delivery of the product.

(c)

Inventory:

Merchandise inventories are carried at the lower of cost and net realizable value less normal profit margins. The cost of inventories is determined principally on an average basis by the use of the retail inventory method.

(d)

Capital assets:

Capital assets are recorded at cost.  Depreciation is provided on furniture and equipment on a diminishing balance basis at annual rates of 20% to 30%.  Leasehold improvements are amortized on a straight-line basis over the term of the lease.

(e)

Pre-opening costs:

Pre-opening costs associated with the opening of new locations are expensed as incurred.

(f)

Foreign currency translation:

The accounts of the Company's U.S. subsidiaries are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at the year end exchange rates, non-monetary items at historical rates and revenues and expenses at the average rate for the year.  Gains or losses arising from exchange translations are included in the statement of earnings and retained earnings.

(g)

Fiscal year:

The Company's fiscal year ends on the first Sunday of October.  Accordingly, the 2002 year end was on October 6, 2002, and comprised 52 weeks of operations.  The 2001 year end was on October 7, 2001, and comprised 53 weeks of operations.  The 2000 year end was on October 1, 2000, and comprised 52 weeks of operations.

1.

Significant accounting policies (continued):

(h)

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements.  In determining the cost amount of inventories, management uses the retail inventory method, which is by its nature subjective, and therefore actual results could differ from those estimates.

(i)

Cash and equivalents:

Cash and equivalents are represented by cash in bank and short term deposits.

(j)

Stock-based compensation plans:

The Company has a stock-based compensation plan, which is described in Note 6(c).  The Company follows the settlement method for stock options granted to employees and the fair value method for stock options granted to non-employees.  Any consideration paid on exercise of stock options is credited to share capital.

(k)

Income taxes:

The Company follows the liability method of accounting for income taxes.  Under this method, future income tax liabilities and future income tax assets are recorded based on temporary differences - the difference between the carrying amount of an asset and liability in the consolidated balance sheet and its tax basis.

(l)

Per share data:

Basic net income per share is calculated using the weighted average number of common shares outstanding during the year.  Diluted earnings per share is calculated using the treasury stock method ..

(m)

Goodwill:

Goodwill arising from business acquisitions is not amortized but tested for impairment annually.  The Company has completed its assessment of the potential impairment of goodwill and concluded that it is not impaired as at October 6, 2002.

(n)

Comparative figures:

Certain comparative figures have been reclassified to conform with the current financial statement presentation.

2.

Change in accounting policy:

Effective October 8, 2001, the Company adopted the new accounting standards for stock based compensation. Under this standard, the Company follows the settlement method for stock options granted to employees and the fair value method for stock options granted to non-employees.  The Company discloses the effect of accounting for the stock options awarded to employees under the fair value method (see note 6 (c)).

3.

Capital assets:

Accumulated

depreciation and

Net book

October 6, 2002

Cost

amortization

value

Furniture and equipment

$

9,188

$

5,162

$

4,026

Leasehold improvements

3,577

1,854

1,723

                                                                                         $         12,765               $            7,016                $            5,749

October 7, 2001

Furniture and equipment

$

7,812

$

4,083

$

3,729

Leasehold improvements

2,395

1,500

895

                                                                                        $         10,207               $            5,583                $            4,624

4.

Business acquisition:

On March 18, 2002, the Company acquired all of the outstanding shares of Clear Thinking Group, Inc. (“CTG”), a business providing consulting, turnaround and crisis management solutions in the retail and consumer product markets.  In consideration for all the issued and outstanding share capital of CTG, the Company agreed to issue 18,000 common shares of the Company at an ascribed value of $9.68 per common share.  Acquisition costs relating to the transaction amounted to $104 resulting in an aggregate acquisition cost of $278.  The acquisition was accounted for using the purchase method with the results of operations included from the date of acquisition.

Related to this acquisition, and subject to certain performance targets being met, the Company may be required to issue additional shares over a forty three month period.  As at October 6, 2002, the maximum number of shares issuable under the terms of the agreement are 549,606.

The cost of the net assets acquired at assigned values consisted of:

5.

Bank indebtedness:

The Company has an operating line of credit facility at a Canadian bank in the maximum amount of $25,000 (reviewed annually), bearing interest at the bank's prime rate (4.5% at October 6, 2002).  The facility is secured by an assignment of book debts, inventory, insurance, leases on retail premises and a general security agreement providing a charge over all assets.

6.

Share capital:

(a)

Authorized:

Unlimited number of common shares.

(b)

Issued:

(c)

Stock options:

The Company has a stock option plan under which a total of 779,444 options to purchase common shares are reserved to be granted to directors, officers, employees, key consultants and agents of the Company subject to certain terms and conditions.  Stock options granted vest over a period of five years and expire at various dates through September 2007.  At October 6, 2002, the exercise price of outstanding stock options ranged from $4.70 to $9.55 per common share.

Changes in the number of options, with their weighted average exercise prices are summarized below:

	October 6, 2002		October 7, 2001		October 1, 2000
		Weighted		Weighted	Weighted
	Number	average	Number	average	Number	average
	of	exercise	of	exercise	of	exercise
	options	price	options	price	options	price

Stock options outstanding,
beginning of period	567,590	$6.10	854,310	$9.87	793,520	$9.82
Granted	178,000	8.26	151,000	4.89	133,850	6.23
Exercised	(73,960)	5.47	(173,776)	3.24	(67,960)	1.94
Cancelled/expired	(66,800)	6.54	(263,944)	6.70	(5,100)	13.22

	604,830	$6.77	567,590	$6.10	854,310	$9.87

	Options outstanding			Options exercisable
	Weighted
	Number	average	Weighted	Number	Weighted
	outstanding at	remaining	average	exercisable at	average
Range of exercise	October 6,	contractual	exercise	October 6,	exercise
Price outstanding	2002	life	price	2002	price
		(months)

$4.70 – 5.99	156,100	42	$4.87	25,100	$4.70
6.00 – 6.99	208,580	15	6.55	119,260	6.67
7.00 – 9.55	240,150	36	8.18	63,130	7.35

	604,830	30	$6.77	207,490	$6.64

The fair value of each option granted to non-employees is estimated on the date of grant using the Black-Scholes options pricing model with the following weighted average assumptions used for grants in 2002; zero dividend yield; expected volatility of 50%; risk free rates of 5%; and expected lives of 5 years.

As the Company follows the settlement method of accounting for stock options granted to employees, no compensation cost has been recognized for the year ended October 6, 2002.  Had compensation cost for stock options granted to employees been determined based on the fair value method, the Company’s pro forma net earnings in the current year would have been reduced by $62 to $2,142 and the pro forma earnings per share would have been $0.25.

(a)

Per share amounts

Per share amounts have been calculated on the weighted average number of shares outstanding.  The weighted average shares outstanding for the year ended October 6, 2002 was 8,550,949 (2001 – 8.451,504; 2000 – 8.286,842).

In computing diluted earnings per share, 123,491 shares were added to the weighted average number of common shares outstanding during the year ended October 6, 2002 (2001 – 124,506; 2000 – 106,308) for the dilutive effect of employee stock options.

7.

Income taxes:

The provision for income taxes differs from the amount obtained by applying the combined applicable income tax rate to earnings before income taxes.  The difference relates to the following items:

	Years ended
	October 6,	October 7,	October 1,
	2002	2001	2000

Statutory income tax rate	40.5%	43.4%	43.6%

Calculated tax expense	$1,603	$5,209	$4,819
Capital taxes	72	66	60
Variation in foreign tax rates	19	(76)	(37)
Other items	59	(178)	(88)

	$1,753	$5,021	$4,754

8.

Related party transactions:

The Company leases three buildings (20,000 square feet, 22,000 square feet and 34,000 square feet) for three of its retail locations from a company owned by an officer of the Company and a partnership of which the same company is a partner.  Base rents approximate $59 per year to 2003, $61 per year to 2005 and $111 per year to 2008, respectively.

Purchases from and fees paid to an affiliated company were $1,525 for the year ended October 6, 2002 (2001 - $378).  Sales to and fees received from an affiliated company were $44 for the year ended October 6, 2002 (2001 - $nil).

These transactions are considered to be in the normal course of operations and have been measured at the exchange amount of consideration established and agreed to by the related parties.

9.

Commitments:

(a)

The Company leases properties and equipment under operating leases covering various years up to 2037. The minimum future payments, excluding tenant operating costs, under these leases in each of the next five years are approximately as follows:

2003

$

8,346

2004

7,321

2005

6,408

2006

4,979

2007

3,823

Thereafter

5,463

                                                                                                                                                            $           36,340

In addition to minimum annual rentals, contingent rentals may be payable under certain store leases on the basis of sales in excess of stipulated amounts.

(b)

The Company sells merchandise on a consignment basis and may guarantee a return to a consignor.  At October 6, 2002, the total of such guarantees in excess of remittances was $nil (2001 - $38; 2000 - $nil).

10.

Segmented information:

The Company's operations are conducted through one business segment, which is retail sales.  Information regarding the Company's operations by geographical area is as follows:

2002                                                                                                    Canada                                    U.S.                        Total

Revenue

$

138,644

$

35,876

$

174,520

Capital assets

$

5,169

$

580

$

5,749

Goodwill

$

-

$

278

$

278

2001

Revenue

$

140,464

$

42,936

$

183,400

Capital assets

$

4,063

$

561

$

4,624

2000

Revenue

$

128,321

$

32,318

$

160,639

Capital assets

$

3,661

$

717

$

4,378

11.

Financial Instruments:

(a)

Fair value:

The carrying value of cash and equivalents, accounts receivable, income taxes receivable, inventory and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments.

(b)

Credit risk:

The Company does not grant credit in the normal course of its retail operations and therefore assesses credit risk as minimal.

(c)

Interest rate risk:

The Company has available an operating credit facility at a Canadian Bank in the maximum amount of $25,000.  The exposure to interest rate risk is managed through the use of a floating interest rate.

(d)

Foreign currency risk:

The Company is exposed to foreign currency fluctuations in relation to its operations in the United States.  Management believes this exposure is not material to its overall operations.

12.

Reconciliation to United States accounting principles:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").  These financial statements conform, in all material respects, with United States generally accepted accounting principles ("U.S. GAAP"), except for the following:

(a)

Under U.S. GAAP, it is not appropriate to disclose a sub-total for cash provided by operations before working capital requirements in the statements of cash flows.  If the statements of cash flows were shown on the U.S. GAAP basis, these sub-totals would not appear.

(b)

In the prior year, the Company repriced certain outstanding options to between 50% and 60% of their original exercise prices.

APB 25 requires recognition of compensation cost with respect to modification to the terms of fixed stock options granted to employees.  Application of the provisions of APB 25 result in a compensation cost of $67 for the period ended October 6, 2002 (2001 - $349) for U.S. GAAP purposes.

This would result in net earnings of $2,138 (2001 - $6,632), basic earnings per share of $0.25 (2001 - $0.78) diluted earnings per share of $0.25 (2001 - $0.77) and shareholders’ equity of $54,902 (2001 - $52,355) for U.S. GAAP purposes.

ITEM 18.

FINANCIAL STATEMENTS

Pursuant to General Instructions E(c) of Form 20-F the Registrant has elected to provide the financial statements and related information specified in Item 17.

ITEM 19.

EXHIBITS

Certification of Chief Executive Officer (See Appendix “A”)

Certification of Chief Financial Officer (See Appendix “B”)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUIDATION WORLD INC.

Dated February 7, 2003

Signed (Andrew Searby)

Andrew Searby, C.A.

Chief Financial Officer and

Corporate Secretary

CERTIFICATIONS

I, Dale Gillespie, certify that:

1.     I have reviewed this annual report on Form 20-F of Liquidation World Inc.;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)    evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within ninety (90) days prior to the filing date of this annual report (the “Evaluation Date”); and

c)    presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:

April 10, 2003

Signature:   Signed (Dale Gillespie)

      Dale Gillespie

      Chief Executive Officer

CERTIFICATIONS

I, Andrew Searby, certify that:

1.     I have reviewed this annual report on Form 20-F of Liquidation World Inc.;

2.    Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.    Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.    The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)    evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within ninety (90) days prior to the filing date of this annual report (the “Evaluation Date”); and

c)    presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.    The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.    The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:

April 10, 2003

Signature:   Signed (Andrew Searby)

      Andrew Searby, C.A.

      Chief Financial Officer

LIQUIDATION WORLD INC.

FORM 20 -F

EXHIBIT LIST

ITEMS 1. THROUGH 11.

NOT APPLICABLE

ITEM 12 (a) ADDITIONAL EXHIBITS

1.  Section 906 certificate pursuant to Sarbanes-Oxley Act.

APPENDIX “A”

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (A) AND (B) OF SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) the undersigned officer of Liquidation World Inc., an Alberta corporation (the “Company”), does hereby certify that the Company’s Annual Report on Form 20-F for the year ended October 6, 2002 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  April 10, 2003

Signed (Dale Gillespie)
Dale Gillespie
Chief Executive Officer
LIQUIDATION WORLD INC.

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to Liquidation World Inc. and will be retained by Liquidation World Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

APPENDIX “B”

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(SUBSECTIONS (A) AND (B) OF SECTION 1350, CHAPTER 63 OF TITLE 18, UNITED STATES CODE)

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) the undersigned officer of Liquidation World Inc., an Alberta corporation (the “Company”), does hereby certify that the Company’s Annual Report on Form 20-F for the year ended October 6, 2002 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:  April 10, 2003

Signed (Andrew Searby)
Andrew Searby, C.A.
Chief Financial Officer
LIQUIDATION WORLD INC.

The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to Liquidation World Inc. and will be retained by Liquidation World Inc. and furnished to the Securities and Exchange Commission or its staff upon request.